NEWS RELEASE

New York - AG	July 7, 2026
Toronto - AG
Frankfurt - FMV

First Majestic Enters into Definitive Agreement to Sell its

San Martin Silver Mine for Total Proceeds of US$90 Million

Vancouver, BC, Canada - First Majestic Silver Corp. (NYSE:AG) (TSX:AG) (FSE:FMV) (the "Company" or "First Majestic") is pleased to announce that it has entered into a definitive agreement (the "Agreement") dated July 6, 2026 to sell its 100%-owned past producing San Martin Silver Mine located 250 kilometres north of Guadalajara city in Jalisco State, Mexico, in the San Martin de Bolaños mining district, ("San Martin"), to Flextronics Supply and Service, S. de R.L. de C.V ("Flextronics"), a private Mexican company, for total cash consideration of US$90 million (the "Transaction"), comprised of upfront consideration of US$2.5 million payable upon closing of the Transaction (US$500,000 of this amount has already been deposited into escrow as a deposit), and an additional US$87.5 million in future payments.

TRANSACTION DETAILS

The Agreement provides that, subject to satisfaction and waiver of certain conditions described below, Flextronics will acquire all of the issued and outstanding shares of Minera El Pilon, S.A. de C.V. ("El Pilon"), a wholly-owned subsidiary of First Majestic incorporated under the laws of Mexico that holds a 100% interest in San Martin.  The acquisition also includes the Jalisco Group of Properties, consisting of 5,245 hectares of mining concessions owned by El Pilon, and located in the municipalities of Etzatlán and Tototlán, Jalisco. In exchange, Flextronics is required to make the following payments to First Majestic:

  US$2.5 million in cash at closing (US$500,000 of this amount has already been deposited into escrow as a deposit);
  US$2.5 million in cash within 180 days of closing;
  US$10 million in cash on each anniversary date of closing, commencing on the first anniversary of closing and continuing each subsequent anniversary thereafter until and including the fifth anniversary date of closing (by which time, a total of $US50.0 million in anniversary payments would have been paid);
  US$35.0 million on August 31, 2032.

Closing of the Transaction is subject to customary closing conditions, as well as Mexican Antitrust approval.  First Majestic anticipates that the Transaction will close in the fourth quarter of 2026.

The San Martin Silver Mine is a past producing silver and gold operation that was placed under care and maintenance by First Majestic in July 2019. Flextronics is part of Meridian Capital, a diversified investment group focused on the mining and oil & gas sectors, with development projects across Mexico, including Sonora and Sinaloa, as well as in Venezuela and Uruguay.

ABOUT FIRST MAJESTIC

First Majestic is a publicly traded mining company focused on silver and gold production in Mexico and the United States. The Company presently owns and operates four producing underground mines in Mexico: the Santa Elena Silver/Gold Mine, the Los Gatos Silver Mine (the Company holds a 70% interest in the Los Gatos Joint Venture that owns and operates the mine), the San Dimas Silver/Gold Mine, and the La Encantada Silver Mine, as well as a portfolio of development and exploration assets, including the Jerritt Canyon Gold project located in northeastern Nevada, U.S.A.

First Majestic is proud to own and operate its own minting facility, First Mint, LLC, and to offer a portion of its silver production for sale to the public. Bars, ingots, coins and medallions are available for purchase online at www.firstmint.com, at some of the lowest premiums available.

For further information, contact info@firstmajestic.com visit our website at www.firstmajestic.com or call our toll-free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

"signed"

Keith Neumeyer, CEO

Cautionary Note Regarding Forward Looking Statements

This news release contains "forward‐looking information" and "forward-looking statements" under applicable Canadian and U.S. securities laws (collectively, "forward‐looking statements"). These statements relate to future events or the Company's future performance, business prospects or opportunities that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management made in light of management's experience and perception of historical trends, current conditions and expected future developments. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "forecast", "potential", "target", "intend", "could", "might", "should", "believe" and similar expressions) are not statements of historical fact and may be "forward‐looking statements". Forward-looking statements include, but are not limited to: completion of the Transaction; all future payments due after closing of the Transaction; the satisfaction and waiver of certain closing conditions, including the receipt of Mexican Antitrust approval and the timing for such approval; and the expected timing of closing of the Transaction. These statements are based on the Company's assumptions that all conditions to closing of the Transaction will be satisfied in a timely manner. These assumptions may prove to be incorrect and actual results may differ materially from those anticipated.  Actual results may vary from forward-looking statements.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to materially differ from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the parties' ability to satisfy the conditions of closing of the Transaction, as well as those factors discussed in the section entitled "Risk Factors" in the Company's most recent Annual Information Form for the year ended December 31, 2025 filed with the Canadian securities regulatory authorities under the Company's SEDAR+ profile at www.sedarplus.ca, and in the Company's Annual Report on Form 40-F for the year ended December 31, 2025 filed with the United States Securities and Exchange Commission on EDGAR at www.sec.gov/edgar. Although First Majestic has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. The Company believes that the expectations reflected in these forward‐looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward‐looking statements included herein should not be unduly relied upon. These statements speak only as of the date hereof. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws.